

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

<u>Via Facsimile</u>
Guixiong Qiu, CEO
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re: Tanke Biosciences Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 8, 2011**
> **File No. 000-53529**

Dear Mr. Qiu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 8, 2011

1.   We note your response to prior comment one in our comment letter dated August 16, 2011. Please tell us how you have considered the guidance per FASB ASC 805-50-45 and 810-10-30 in the analysis of your accounting for the agreements between Guangzhou Kanghui Agricultural Technology Co., Ltd. and Guangzhou Tanke Industry Co., Ltd.

2.   Please provide us with additional detail explaining the conclusion that your accounting treatment for the agreements between Guangzhou Kanghui Agricultural Technology Co., Ltd. and Guangzhou Tanke Industry Co., Ltd. should be modified.

3.   Please provide a written statement from a representative of the company acknowledging
        that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;
    - staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated
      by the Commission or any person under the federal securities laws of the United
      States.

        As appropriate, please amend your filing and respond to these comments within five
business days or tell us when you will respond. You may wish to provide us with marked copies
of the amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311 with any
questions.

                                                    Sincerely,

                                                    /s/ Ethan Horowitz

                                                    Ethan Horowitz
                                                    Branch Chief

cc: Evan L. Greebel
        Katten Muchin Rosenman LLP
        Fax: (212) 894-5883